SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No.__)(1)

                       MIRAVANT MEDICAL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    69329P103
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                                 (CUSIP Number)

                                   Paul Caland
                           c/o Robert T. Tucker, Esq.
                           61 Purchase Street, Suite 2
                               Rye, New York 10580
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 1, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

CUSIP No. 69329P103                                           Page 2 of 10 pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person


      Mr. Paul Caland
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2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds

      WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      France and Lebanon
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                  7     Sole Voting Power
  Number of
   Shares               1,746,252
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,746,252
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,746,252
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.61%
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14    Type of Reporting Person

      IN
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

CUSIP No. 69329P103                                           Page 3 of 10 pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person


      St. Cloud Investments, Ltd.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,746,252
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,746,252
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,746,252
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      9.61%
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14    Type of Reporting Person

      CO
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

Item 1. Security and Issuer.

            This statement on Schedule l3D relates to the shares of the common stock, par value $.01 per share ("Common Stock"), of Miravant Medical Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7408 Hollister Avenue, Santa Barbara, California 93117.

Item 2. Identity and Background.

            (a) This statement on Schedule 13D is filed by Mr. Paul Caland, an individual who is a citizen of Lebanon ("Mr. Caland") and St. Cloud Investments, Ltd., a corporation organized under the laws of the British Virgin Islands ("SCI"; together with Mr. Caland, the "Reporting Persons").

            (b-c) SCI is a privately-held investment company incorporated under the laws of the British Virgin Islands. Mr. Caland is the majority shareholder of SCI and may be deemed to beneficially own the shares of Common Stock held of record by SCI. The address of the principal office of SCI is c/o Nomina Financial Services Ltd., Waldmannstrasse 8, P.O. Box 391, Zurich, Switzerland CH-8024. Its sole director is Robert T. Tucker. Mr. Tucker is a citizen of the United States, his principal occupation is an attorney and his business address is 61 Purchase Street, Suite 2, Rye, New York 10580.


                               Page 4 of 10 pages

            (d-e) During the last five years, neither Mr. Caland, SCI nor, to the best knowledge of SCI, the executive officers and directors of SCI has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Caland is a dual citizen of France and Lebanon and SCI is a corporation organized under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

            On October 3, 1997, Mr. Caland, through SCI, Bomoseen and Dandelion, acquired 259,480 shares of Common Stock of the Company (the "Initial Shares") and warrants to purchase 259,480 shares of Common Stock (the "Warrants") for an aggregate purchase price of $12,974,000. These Shares were originally held of record by SCI, Bomoseen Investment, Ltd., a privately held British Virgin Islands corporation ("Bomoseen"), and Dandelion Investments, Ltd., a privately held British Virgin Islands corporation ("Dandelion"). Pursuant to the agreement to which Mr. Caland acquired the Initial Shares and the Warrants the


                               Page 5 of 10 pages

Company provided certain price protections for the Initial Shares. On March 1, 1999, the Company, Mr. Caland, SCI, Bomoseen and Dandelion reached an Agreement pursuant to which the Company issued an additional 1,227,292 shares of Common Stock (together with the Initial Shares, the "Shares") in satisfaction of such price protection arrangement. Simultaneously therewith, Bomoseen and Dandelion transferred all of the Shares held by them on Mr. Caland's behalf to SCI.

Item 4. Purpose of Transaction.

            The Shares were acquired by the Reporting Persons solely for investment purposes. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Persons now owns or hereafter may acquire.

            Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.


                               Page 6 of 10 pages

Item 5. Interest in Securities of the Issuer.

            (a) The Reporting Persons may be deemed to be the beneficial owners of 1,746,252 shares of Common Stock, consisting of 1,486,771 shares of Common Stock and warrants to purchase 259,480 shares of Common Stock, constituting approximately 9.61% of the outstanding shares of Common Stock (which calculation is based on 17,908,221 shares of Common Stock outstanding on March 1, 1999 as reported by an officer of the Company and as adjusted to reflect the assumed exercise of the 259,480 Warrants which are exercisable within 60 days of the date hereof).

            Due to his position as the majority holder of the stock of SCI, Mr. Caland may, pursuant to the Act, be deemed to be the beneficial owner of the Shares owned directly by SCI. To the best knowledge of the Reporting Persons, none of the executive officers and directors of SCI, other than Mr. Caland beneficially owns any Shares.

            (b) SCI has the sole power to vote and dispose of the Shares. Mr. Caland, in his capacity as the majority holder of the stock of SCI, may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the Shares and the Warrants.

            (c) Except as set forth in Item 3, neither Mr. Caland, SCI, nor, to the best knowledge of the Reporting Persons, the


                               Page 7 of 10 pages
executive officers and directors of SCI has effected any transactions in the Shares in the past sixty (60) days.

            (d) Except as set forth in Item 5(b), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock beneficially owned by the Reporting Persons.

            (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Except as set forth herein or in the Exhibits filed herewith, neither Mr. Caland, SCI, nor, to the best knowledge of the Reporting Persons, the executive officers and directors of SCI, has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            Exhibit A. - Joint Filing Agreement pursuant to Rule
13d-1(k)(1)(iii).


                               Page 8 of 10 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 1999

                                        ST. CLOUD INVESTMENTS, LTD.


                                        By: /s/ Robert T. Tucker
                                            ------------------------------------
                                        Name: Robert T. Tucker
                                        Title: Director

                                            /s/ Paul Caland
                                        ----------------------------------------
                                                     Paul Caland


                               Page 9 of 10 pages

                                                                       EXHIBIT A

                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby agrees to the joint filing in the Statements referred to below) on behalf of each of them of statements of beneficial ownership (collectively, "Statements") pursuant to Regulation 13D-G under the Exchange Act (including amendments to such Statements) with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Miravant Medical Technologies, Inc., a Delaware corporation, and that this Agreement be included as an Exhibit to such joint filing.

      Each of the undersigned Reporting Persons hereby constitutes and appoints ROBERT T. TUCKER, with full power of substitution, as the attorney-in-fact of the undersigned for the purpose of executing and filing all Statements to be filed by such Reporting Persons (including amendments thereto) with respect to the Common Stock and Warrant. This Agreement and Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement and Power of Attorney this 9th day of March, 1999.

                                        ST. CLOUD INVESTMENTS, LTD.


                                        By: /s/ Robert T. Tucker
                                            ------------------------------------
                                        Name: Robert T. Tucker
                                        Title: Director

                                           /s/ Paul Caland
                                        ----------------------------------------
                                                     Paul Caland


                              Page 10 of 10 pages